VIA EDGAR

                                                              April 12, 2000


Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C.  20549

RE:      Commtouch Software Ltd. Registration Statement on Form F-1
         (No. 333-31836)--Application to Withdraw Registration Statement

Dear Sir or Madam:

         The   undersigned   is  the  agent  for  service  named  in  the  above
registration statement.

         Commtouch Software Ltd. hereby respectfully requests, under Securities Act Rules 477 and 478, that the Commission withdraw the above registration statement and all amendments thereto.

         The Company has decided to withdraw the registration statement because it believes that it would not be advisable to proceed with the offering under current market conditions.

         I look forward to receiving your consent to the withdrawal of the registration statement at your earliest convenience. If you have any comments or questions relating to this appplication, please call the undersigned at (408) 653-4360 or Lior O. Nuchi, Esq., the Company's counsel, at (415) 393-2310.

                                   Sincerely,
                                   /s/ James E. Collins
                                   James E. Collins
                                   Chief Financial Officer